14-3-3-04

AH 2/24/2004

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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04002199

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
FEB 19 2004
WASH, D.C. 158 SECTION

SEC FILE NUMBER
8- 28971

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ZIMBALIST SMITH INVESTMENTS, LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3052 NW MERCHANT WAY
(No. and Street)

BEND (City) OR (State) 97701 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

HARRIGAN PRICE FRONK & CO. LLP
(Name – *if individual, state last, first, middle name*)

975 SW COLORADO AVENUE, SUITE 200 (Address) BEND (City) OR (State) 97702 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 05 2004
THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LINDA ZIMBALIST SMITH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ZIMBALIST SMITH INVESTMENTS, LLC (the Company), as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
DEVONNE J OLDFIELD
NOTARY PUBLIC-OREGON
COMMISSION NO. 368963
MY COMMISSION EXPIRES MAY 27, 2007

Linda Zimbalist Smith
Signature

Owner / member
Title

Devonne J. Oldfield
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ZIMBALIST SMITH INVESTMENTS, LLC
(S.E.C. I.D. NO. 8-28971)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED DECEMBER 31, 2003

Filed pursuant to Rule 17a-5(e) (3)
under the Securities Exchange Act of 1934
as a PUBLIC DOCUMENT.

ZIMBALIST SMITH INVESTMENTS, LLC

TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2003

HARRIGAN PRICE FRONK & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

John P. Harrigan, CPA
Wesley B. Price III, CPA
Candace S. Fronk, CPA

975 SW Colorado
Suite 200
Bend, OR 97702

Tel (541) 382-4791
Fax (541) 388-1124

www.bendcpa.com
email@bendcpa.com

INDEPENDENT AUDITORS' REPORT

To the Members
Zimbalist Smith Investments, LLC
Bend, Oregon

We have audited the accompanying financial statements of Zimbalist Smith Investments, LLC (the Company), as of and for the year ended December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2003, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under Securities Exchange Act of 1934:

	Page
Computation of Net Capital for Brokers And Dealers Under Rule 15c3-1 of the Securities Exchange Act of 1934	12
Computation for Determination of Reserve Requirements for Brokers & Dealers Under rule 15c3-3 of the Securities Exchange Act of 1934	13

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Harrigan Price Fronk & Co. LLP

February 3, 2004

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003

ASSETS

Cash and cash equivalents	$	5,028
Deposit with clearing organization		109,851
Other securities		23,625
Receivable from clearing organization		2,417
Other receivables		256
Prepaid expenses		6,707
Furniture and equipment, net of accumulated depreciation of $19,189		10,664
TOTAL ASSETS	$	158,548

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	454
MEMBERS' EQUITY		158,094
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	158,548

See notes to financial statements

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2003

REVENUES	
Commissions	$ 89,239
Other revenues	15,505
Interest and dividends	678
	105,422
EXPENSES	
Clearance fees	59,606
Depreciation	3,886
Donations	318
Insurance	4,675
Maintenance	1,127
Miscellaneous expenses	381
Office supplies and expense	3,952
Payroll taxes	589
Professional services	4,700
Rent	17,714
Regulatory and other fees	1,475
Salaries and compensation	7,127
Subscriptions	8,681
Telephone and utilities	5,445
Travel and entertainment	3,615
	123,291
NET LOSS	$ (17,869)

See notes to financial statements

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (17,869)
Adjustments to reconcile net loss to net cash provided by operating activities	
Depreciation	3,886
Loss on sale of securities	3,980
Changes in current assets and liabilities:	
Receivable from clearing organization	40
Other receivables	(159)
Prepaid expenses	(787)
Accounts payable and accrued expenses	(3,258)
NET CASH USED IN OPERATING ACTIVITIES	(14,167)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds from sale of securities	9,020
Purchase of furniture and equipment	(1,350)
NET CASH PROVIDED BY INVESTING ACTIVITIES	7,670
NET DECREASE IN CASH AND CASH EQUIVALENTS	(6,497)
CASH AND CASH EQUIVALENTS - Beginning of year	121,376
CASH AND CASH EQUIVALENTS - End of year	$ 114,879

See notes to financial statements

ZIMBALIST SMITH INVESTMENTS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2003

	Members' Capital	Accumulated Other Comprehensive Income	Total
BALANCE - January 1, 2003	$ 184,838	$ (10,500)	$ 174,338
Components of comprehensive income:			
Net loss	(17,869)		(17,869)
Unrealized gain/(loss) on other securities		1,625	1,625
Total comprehensive income	(17,869)	1,625	(16,244)
Distributions			
BALANCE - December 31, 2003	$ 166,969	$ (8,875)	$ 158,094

See notes to financial statements

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Zimbalist Smith Investments, LLC (the Company), operates in central Oregon as a registered securities broker-dealer and a registered investment adviser with the Securities and Exchange Commission (SEC). It is also a member of the National Association of Securities Dealers (NASD).

In 1998, the members of the Company reorganized as an Oregon Limited Liability Company (LLC). According to the operating agreement, each member's liability is limited for any loss caused by the manager if the manager, in good faith, determined that the course of conduct was in the best interest of the Company and such course of conduct did not constitute intentionally wrongful misconduct.

Basis of Presentation

The Company prepares its financial statements on the accrual basis of accounting which recognizes revenues when earned and expenses when incurred.

Securities

Marketable securities consist of debt and equity securities that are classified into one of three categories: held to maturity, available for sale, or trading. The only marketable securities held by the Company at December 31, 2003, are 2500 shares of NASDAQ Inc. This amount is down from 3500 as 1000 shares were sold during the current year.

Furniture and Equipment

Furniture and equipment are recorded at cost and depreciated on the straight-line basis over estimated useful lives of three to ten years.

Commissions and Clearance Fees

Commissions and related clearance fees are recorded on a trade-date basis as securities transactions occur.

Income Taxes

The Company is treated as a partnership for federal income tax purposes and, as such, no provision is made for income taxes on the financial statements. The Company's earnings and losses are included in the personal income tax returns of the Company's members.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – STATEMENT OF CASH FLOWS – SUMMARY OF CASH AND NON-CASH ITEMS

The Company considers cash deposits with financial institutions, and highly liquid investments with original maturities of three months or less as cash and cash equivalents for the purpose of reporting cash flows. The carrying value of cash and cash equivalents approximates fair value because of the short maturities of the instruments.

The Company did not pay any interest or income taxes during 2003.

NOTE 3 – DEPOSIT WITH CLEARING ORGANIZATION

The Company has a cash deposit maintained with Bear Stearns Securities Corp. in the amount of $109,851 at December 31, 2003. This balance is considered as cash and cash equivalents for the purpose of reporting cash flows.

The Company has an agreement with Bear Stearns Securities Corp. to act as the exclusive securities clearing agent on a fully disclosed basis. Bear Stearns Securities Corp. maintains all of the customer accounts of the Company.

Part of this agreement requires the Company to maintain net capital equal to the greater of the amount required by the SEC net capital rules or $150,000; accordingly, the Company maintains its deposit with Bear Stearns Securities Corp.. The net capital was $117,098 at December 31, 2003, which was in compliance with the net capital requirements under the Bear Stearns Securities Corp. agreement.

NOTE 4 – NET CAPITAL

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934. Such rule prohibits the Company from engaging in any securities transactions whenever its "aggregate indebtedness" (as defined) exceeds fifteen times its "net capital" (as defined). Under such rule, the Company may be required to reduce its business if its net capital ratio exceeds 12 to 1 and it may be prohibited from expanding its business if its net capital ratio exceeds 10 to 1.

NOTE 4 – NET CAPITAL – CONTINUED

At December 31, 2003, the Company was required to maintain net capital of $5,000; its net capital and net capital ratio were $117,098 and .004 to 1, respectively.

NOTE 5 – LEASE COMMITMENT

The Company leases office space under an operating lease. The agreement in place was renegotiated on May 16, 2003, put into effect June 1, 2003, and expires December 31, 2004. Base monthly rent for the period January 1 through May 31, 2003, was $1,575 plus operating and maintenance charges. Base monthly rent from June 1 through December 31, 2003, was $1,015 plus $110 for past operating and maintenance charges owed to lessor. Total rent expense under the lease for 2003 was $17,714.

Minimum rental payments for 2004 are $13,500. Successful completion of this lease will serve as satisfaction of all past charges owed to lessor.

NOTE 6 – RETIREMENT PLAN

Employees of the Company may participate in a SIMPLE IRA, whereby employees elect to make voluntary contributions pursuant to a salary reduction agreement. This retirement plan is administered by Bear Sterns Securities Corp.. It is available to all employees who have completed the service requirements (equivalent to $5,000 in compensation during the year). The employer contribution totaled $211 for the year.

NOTE 7 – CONCENTRATIONS OF CREDIT RISK

The Company receives almost all of its commissions through Bear Stearns Securities Corp.. Accounts receivable from Bear Stearns Securities Corp. totaled $2,417 at December 31, 2003. The Company does not require collateral on its accounts receivable. A cash balance is also deposited with Bear Stearns Securities Corp. (Note 3).

SUPPLEMENTARY INFORMATION

ZIMBALIST SMITH INVESTMENT, LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS UNDER RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2003

MEMBERS' CAPITAL	$	158,094
DEDUCTION		
Non-allowable assets:		
Prepaid expenses		6,707
Furniture and equipment, net		10,664
Other securities		23,625
		40,996
NET CAPITAL	$	117,098
AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	454
MINIMUM NET CAPITAL REQUIREMENT (greater of $5,000 or 6.67% of aggregate indebtedness)	$	5,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	112,098
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		.004 to 1

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2003)

Net capital, as reported in Company Part II (unaudited) FOCUS report	$	123,279
Non-allowable assets erroneously reported as allowable		
Prepaid expenses		(6,707)
Audit adjustments		526
Net capital, as reported above	$	117,098

ZIMBALIST SMITH INVESTMENTS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2003

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule.

HARRIGAN PRICE FRONK & CO. LLP
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

John P. Harrigan, CPA
Wesley B. Price III, CPA
Candace S. Fronk, CPA

975 SW Colorado
Suite 200
Bend, OR 97702

Tel (541) 382-4791
Fax (541) 388-1124

www.bendcpa.com
email@bendcpa.com

February 3, 2004

To the Members
Zimbalist Smith Investments, LLC
3052 NW Merchant Way, Suite 107
Bend, Oregon 97701

In planning and performing our audit of the financial statements of Zimbalist Smith Investments, LLC (the Company), for the year ended December 31, 2003, on which we issued our report dated February 3, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the SEC) above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance

with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of them to future periods are subject to the risk that they may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a reportable condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by errors or fraud in amounts that would be material in relation of the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted certain matters involving the internal control over financial reporting and its operation that we consider to be reportable conditions.

Reportable conditions involve matters coming to our attention relating to significant deficiencies in the design or operation of the internal control over financial reporting that, in our judgment, could adversely affect the Company's ability to initiate, record, process, and report financial data consistent with the assertions of management in the financial statements. We believe the reportable condition described below is not a material weakness.

> The size of the business and resultant limited number of employees imposes practical limitations on the effectiveness of those internal accounting control procedures that depend on segregation of duties. Since this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

This condition was considered in determining the nature, timing and extent of the audit tests to be applied in our audit of the 2003 financial statements and this report does not affect our report on these financial statements dated February 3, 2004.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish

such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the condition noted herein, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harrigan Price Fronk & Co. LLP

Harrigan Price Fronk & Co. LLP